Exhibit 18

Consent of Lynton Gormely

I consent to the incorporation by reference in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and the resource estimate relating to the Donlin Creek project, included in the 2006 Annual Information Form of NovaGold Resources Inc. dated February 27, 2007 (the "AIF").

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333-136493) of the references to my name and the resource estimate relating to the Donlin Creek project in the AIF, which are incorporated by reference in the annual report on Form 40-F.

Dated at Vancouver, British, this 27th day of February, 2007.

/s/ Lynton Gormely

LYNTON GORMELY